Mail Stop 6010

									January 19, 2006


Mr. Fred R. Lowe, President
Amcomp Incorporated
701 U.S. Highway One
North Palm Beach, Florida  33408


Re:  	Amcomp Incorporated
Supplemental Response received on January 18, 2006
	File No. 333-128272


Dear Mr. Lowe:

      We have reviewed your filing and have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3. We continue to believe a discussion of your combined ratio is information that is important to investors. We note that you have disclosed the combined ratio in the first full paragraph on page 2. However, you have not explained what the combined ratio represents and how investors should use this information. Please revise to briefly explain the term and what a combined ratio of 92.7% means for your company. This should be explained in greater detail in the discussion of your results from operations.

2. We note your response to comment 5. Although you have deleted the disclosure that appeared on page 2, the loss ratios "accident net loss ratio" that appear on page 49 differ from the ratios that appear on page 47. Therefore, our comment is reissued. Please clarify for us and in the document exactly how this ratio compares to the others presented and explain why it is appropriate. Consider the applicability of any non-GAAP guidance as it relates to presenting this apparent alternative to your GAAP loss ratio.

3. We note your response to comment 12.  However, pages 5, 15 and
19
were not provided with the faxed changed pages. We will not be in a position to clear this comment until we see these revised pages.

4. We have had the opportunity to review the documentation submitted supporting statements included in your registration statement and have the following questions:

* Your registration statement states that you were among the top
15
carriers in terms of market share in 7 of your 11 states based on direct premiums written. We have reviewed attachment B and it is unclear how this information supports the statement included in your registration statement. Please provide documentation supporting your position among the top 15 for each of the 11 states. If the documentation consists of a calculation that you have prepared, please provide documentation for the numbers used in your calculation.

* In support of your statement that the reserves for US workers` compensation insurers have been deficient in 6 of the last 10 years, you submitted Attachment D. The statement in your registration statement is attributed to A.M. Best, yet the support that you submitted appears to have been prepared by Towers Perrin Tillinghast.
Please advise or revise. Additionally, if this information was prepared by Towers Perrin Tillinghast on your behalf, please disclose this information and file their consent.

* It appears that the first two spreadsheets comprising Attachment C may have been prepared by you using data culled from A.M. Best reports. If this is the case, please provide support for the numbers used in these spreadsheets.

5. We note your response to comment 4. Although you have deleted the statements comparing your growth rates to the growth rates to the industry, this information is also presented in the Business section.
Therefore, the comment is reissued, please revise the Business section to address the long-tail nature of your business and discuss how the loss ratios and growth rates are likely to change over time.

Summary

6. We note your response to comment 6. However, our comment is reissued. Please revise to specifically state that competitors with more surplus than you will have the potential to expand in your markets more quickly.


	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

      You may contact James Peklenk at 202-551-3661 or James Atkinson at 202-942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	David J. Adler, Esq.
	Olshan Grundman Frome Rosenzweig & Wolosky LLP
	Park Avenue Tower
      65 East 55th St.
	New York, N.Y.  10022


??

??

??

??



Fred R. Lowe, President
Amcomp Incorporated
December 12, 2005
Page 4